GUARANTEED RENTAL ARRANGEMENT


      This Agreement is made this _____ day of __________, 1997 by Charthouse Suites Vacation Ownership, Inc. ("Charthouse").

                                   RECITALS

      WHEREAS, as an incentive, Charthouse, in order to induce persons to purchase Charthouse Suites Vacation Interests ("Interests"), is willing to allow Holders, who purchase within a certain period of time, the right to put a certain number of weeks of a Holder's right to use the Chart House Suites hotel, located in Clearwater Beach, Florida, to Charthouse, in return for receiving certain guaranteed rates, on the terms and conditions herein.

      NOW, THEREFORE, Charthouse agrees as follows:

1.    Definitions:

      Effective Date          Effective Date shall mean the date the
                              Securities and Exchange Commission
                              declares the Charthouse Registration
                              Statement for the Interests effective.

      Guaranteed Rental Rate        Guaranteed Rental Rate shall mean:

      Class A Interest-Standard Studio                        $ 70.00
      Class B Interest-King Bed Studio                        $ 75.00
      Class C Interest-Large Studio                           $ 85.00
      Class D Interest-1 Bedroom                              $120.00
      Class E Interest-1 Bedroom Suite (with lanai)           $130.00
      Class F Interest-Penthouse                              $175.00

2.    Guaranteed Put Weeks.  Charthouse agrees that:

      (a) Holders who purchase Interests within six months of the Effective Date (and do not cancel their subscription) will receive the right to put six (6) weeks to Charthouse, on the terms and conditions herein, ("Put") and receive the Guaranteed Rental Rate, or in the alternative, may elect to receive the Cash Discount Amount set forth in Section 5(a) of this Agreement.

      (b) Holders who purchase Interests between six months and one day and nine months of the Effective Date (and do not cancel their subscription) will receive the right to put four (4) weeks to Charthouse, on the terms and conditions herein ("Put"), and receive the Guaranteed Rental Rate, or in the alternative, may elect to receive the Cash Discount set forth in Section 5(b) of this Agreement.

      (c) Holders who purchase Interests between nine months and one day and one year of the Effective Date (and do not cancel their subscription) will receive the right to put two (2) weeks to Charthouse, on the terms and conditions herein ("Put"), and receive the Guaranteed Rental Rate, or receive the Cash Discount set forth in
            Section 5(c) of this Agreement.

3.    Put Procedures.  In order to exercise the Put (described in
      Section 2), a Holder must:

      (a) give Charthouse written notice of their intent to exercise the Put at least 30 days prior to the beginning of the Unit Week desired to be Put;

      (b)   Put the entire Unit Week to Charthouse;

      (c)   exercise the Put within 5 years after the Effective
            Date;

      (d) be current with all license payments (if paying by installment), annual dues and special assessment, if any, for the Interest, and such amount is to be consideration of the Charthouse rental pool fee of 5%.

            Provided that, notwithstanding the foregoing, Charthouse may reject the Put if it has received 5 requests for the requested Unit Week (Charthouse will accept requests in the order of receipt). Furthermore, this guarantee is conditioned upon there being no action threatened, pending or taken, which makes the Charthouse rental pool or the Guaranteed Rental Arrangement illegal, or otherwise restricts or prohibits the ability of Charthouse to use the Unit Week.

4. Consequence of Exercise. Charthouse agrees to forward the funds from the Guaranteed Rental Arrangement within 90 days of its acceptance of the Put. Upon the acceptance of the Put, Charthouse will have the exclusive right to use, exchange or rent the suite and may collect and retain all revenue arising from its use or rent of the suite. A Holder may not withdraw a Put request without Charthouse's consent.

5.    Cash Discount.  In place of the Guaranteed Rental
      Arrangement, a Holder may elect to receive the following
      Cash Discount Amount on the subscription price.

      (a) Holders who purchase Interests within six months of the Effective Date (and do not cancel their subscription) may elect to receive a Cash Discount of 5% from the price of the Interest.

      (b) Holders who purchase Interests between six months and one day and nine months of the Effective Date (and do not cancel their subscription) may elect to receive a Cash Discount of 3% from the price of the Interest.

      (c) Holders who purchase Interests between nine months and one day and one year of the Effective Date (and do not cancel their subscription) may elect to receive a Cash Discount of 1-1/2% from the price of the Interest.

6. Annual Dues and Licensing Payments. Nothing in this Agreement shall change a Holder's responsibilities to pay license payments, annual dues, special assessments or the Charthouse rental pool fee. Charthouse may elect to retain the proceeds from the Guaranteed Rental Arrangement and apply the funds against past due license or annual dues.

7. Amendment. Charthouse may amend this Agreement, provided that any amend-ment does not reduce the cash benefit to be received by a Holder.


                                       Agreed to as of the date set
                                       forth above.


                                       ________________________________
                                       Charthouse Suites Vacation
                                       Ownership, Inc.

                                       Its: President